Exhibit 99

                                 [UNILEVER LOGO]


                                  Press Office
           Unilever PLC, Unilever House, Blackfriars, London EC4P 4BQ
              Tel: +44 (0)20 7822 6805/6010 Fax: +44(0)20 7822 5511
          Email: press-office.london@unilever.com Web: www.unilever.com

--------------------------------------------------------------------------------
           NEWS RELEASE   NEWS RELEASE   NEWS RELEASE   NEWS RELEASE
--------------------------------------------------------------------------------


                  DECISION ON INQUIRY TUESDAY 21 DECEMBER 2004


The Companies Division of the Amsterdam Court has announced that on Tuesday, 21 December at 09.00 hrs. it will give a decision about the request for an inquiry into Unilever's intention with regard to its (euro)0.05 cent Unilever N.V. preference shares.

This relates to Unilever's intended decision to convert the preference shares into ordinary shares in Unilever N.V. in the first quarter of 2005. Some groups of shareholders have objected to this and requested the Companies Division to institute an inquiry.

                                      -o0o-


December 17, 2004